05039291

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52795

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTORFORCE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 LIBERTY RIDGE DRIVE (No. and Street)

WAYNE (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER BROWN 610-232-2478 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG (Name — *if individual, state last, first, middle name*)

1601 MARKET STREET (Address) PHILADELPHIA (City) PA. (State) 19103 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Christopher Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of InvestorForce Securities, Inc., as of December 31, ~~19~~2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Notarial Seal
Carolyn A. Brown, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires Apr. 16, 2006
Member, Pennsylvania Association Of Notaries

Christopher F. Brown
Signature

Financial & Operations Principal
Title

Carolyn Brown
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. / STATEMENT OF CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

The Board of Directors
Investor Force Securities, Inc.:

We have audited the accompanying statement of financial condition of Investor Force Securities, Inc. as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investor Force Securities, Inc. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

KPMG LLP

January 21, 2005

INVESTOR FORCE SECURITIES, INC.

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$	114,788
Receivables from customers		107,860
Other assets		16,803
Total assets	$	239,451

Liabilities and Stockholder's Equity

Accounts payable	$	4,762
Accrued expenses		19,182
Total liabilities		23,944
Stockholder's equity:		
Common stock, $0.01 par value; authorized, issued, and outstanding 100 shares		1
Additional paid-in capital		1,169,999
Accumulated deficit		(954,493)
Total stockholder's equity		215,507
Total liabilities and stockholder's equity	$	239,451

See accompanying notes to statement of financial condition.

INVESTOR FORCE SECURITIES, INC.

Notes to Statement of Financial Condition

December 31, 2004

(1) The Company and Summary of Significant Accounting Policies

(a) Organization and Description of Business

Investor Force Securities, Inc. (the Company) was incorporated under the laws of the State of Delaware and is a registered broker-dealer with the Securities and Exchange Commission (SEC). On February 13, 2001, the Company was accepted as a member of the National Association of Securities Dealers (NASD). The Company is a wholly owned subsidiary of Investor Force Holdings, Inc. (IFH).

The Company is engaged in the business of processing transactions in registered mutual funds and hedge funds that are not investment companies under the Investment Company Act of 1940 on behalf of its customers, institutional investors, and their representatives.

(b) Liquidity

The Company has incurred net losses since its inception. The Company's primary sources of liquidity have been through capital contributions from IFH. The Company continues to make investments in ongoing business development efforts. Additional capital contributions from IFH are likely to be required in the future (note 2). Management believes that its December 31, 2004 cash position, as well as future capital contributions from IFH, will be sufficient to fund the Company's operations into 2006.

(c) Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of any potential contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(e) Income Taxes

Income taxes are accounted for under the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and the tax effect of net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

(Continued)

(2) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, SEC Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1, or would cause its net capital to fall below 120% of its minimum requirement or below 5% of its debits.

During 2004, the Company received $250,000 in capital contributions from IFH. These capital contributions provided the Company with sufficient capital for current operations. Additional capital contributions are likely to be required in the future.

Schedule 1 provides a detailed computation of the Company's net capital position at December 31, 2004.

(3) Customer Protection Rule

The Company is exempt from the SEC Customer Protection Rule (SEC Rule 15c3-3). During 2004, the Company's operations met the definition of the exemption under SEC Rule 15c3-3 k(2)(i) and 15c3-3 k(2)(ii).

Customers investing in pooled investment vehicles and hedge funds transfer funds directly to the money manager. Customers investing in registered mutual funds will be directed to deliver and make funds payable to the Company's clearing agent. In the unlikely event that funds intended for investment in registered mutual funds are sent directly to the Company, such funds will be immediately forwarded to the clearing agent for investment.

(4) Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Due to the uncertainty of the Company's ability to realize the benefit of the deferred tax assets, the net deferred tax assets are fully offset by a valuation allowance at December 31, 2004.

As of December 31, 2004, the Company's deferred tax assets consisted of federal and state net operating loss carryforwards that are available to offset future taxable income. There were no deferred tax liabilities as of December 31, 2004. The Company's federal and state net operating loss carryforwards equaled $955,948 as of December 31, 2004 and generated $386,558 in deferred tax assets. The federal and state net operating loss carryforwards will begin to expire in 2022. At December 31, 2004, a valuation allowance has been recognized to offset the deferred tax assets. The change in the valuation allowance in 2004 was an increase of $117,499.

(5) Related Parties

The Company operates under an Affiliate Expense Sharing Agreement (the agreement), as amended effective August 31, 2003, with Investor Force, Inc. (IFI), a wholly owned subsidiary of IFH, pursuant to which the Company agrees to reimburse IFI a certain amount per month as IFI pays certain expenses on behalf of the Company. The Company reimburses IFI for expenses including, but not limited to, clearing agent services, record-keeping and other services, payroll and benefits of registered representatives of the Company, professional services, and other general and administrative expenses. The agreement ensures compliance with the SEC's guidance on the recording of expenses and liabilities by broker-dealers as presented in the SEC's Division of Market Regulation letter dated July 11, 2003 and addresses the New York Stock Exchange, Inc. and the NASD Regulation, Inc. Under this amended agreement, both IFI and the Company agreed that IFI would allocate expenses incurred on behalf of the Company to the Company on a monthly basis. The allocation is based on both parties' review of the nature of expenses and reasonable determination of the amounts incurred to support the operations of the Company. The allocation of expenses is reviewed periodically, and at least once per year to ensure the appropriate amounts are being allocated to the Company. As of December 31, 2004, the Company did not have any payable to IFI.

INVESTOR FORCE SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2004

Net capital:		
Total stockholder's equity	$	215,507
Deductions:		
Nonallowable assets:		
Accounts receivable		107,860
Other nonallowable assets		16,803
Net capital before haircuts on securities positions (tentative net capital)		90,844
Haircuts on securities		—
Net capital	$	90,844
Aggregate indebtedness:		
Items included in statement of financial condition	$	23,944
Items not included in statement of financial condition		—
Total aggregate indebtedness	$	23,944
Computation of basic net capital requirement:		
Minimum net capital required	$	25,000
Excess net capital	$	65,844
Excess net capital at 1,500%	$	87,252
Excess net capital at 1,000%	$	88,450
Percentage: Aggregate indebtedness to net capital		26

Note: There is no difference from the Company's computation included in Part II of Form X-17A-5 as of December 31, 2004, and therefore, a reconciliation is not provided.

See accompanying independent auditors' report.